EXHIBIT 99.1

Annual Meeting of Holders of
Common Shares of
TransCanada Corporation (“TransCanada”)

April 29, 2011

REPORT OF VOTING RESULTS
National Instrument 51-102 – Continuous Disclosure Obligations, Section 11.3

1. Election of Directors

By resolution passed via ballot, the following 12 nominees were appointed as Directors of TransCanada to serve until the next annual meeting of shareholders of TransCanada, or until their successors are elected or appointed.  The results of the ballot were as follows:

Nominee	# Votes For	% Votes For	# Votes Withheld	% Votes Withheld
Kevin E. Benson	326,191,486	99.42	1,905,640	0.58
Derek H. Burney	327,138,624	99.71	962,389	0.29
Wendy K. Dobson	300,580,697	91.61	27,520,472	8.39
E. Linn Draper	326,329,830	99.46	1,771,339	0.54
Paule Gauthier	300,808,060	91.68	27,288,973	8.32
Russell K. Girling	327,207,387	99.73	893,574	0.27
S. Barry Jackson	300,798,089	91.68	27,303,080	8.32
Paul L. Joskow	327,291,497	99.75	809,672	0.25
John A. MacNaughton	327,050,937	99.68	1,046,376	0.32
David P. O’Brien	299,986,943	91.43	28,114,028	8.57
W. Thomas Stephens	300,570,731	91.61	27,530,428	8.39
D. Michael G. Stewart	327,521,251	99.82	579,918	0.18

2. Appointment of Auditors

By a resolution passed via show of hands, KPMG LLP, Chartered Accountants, were appointed as auditors of TransCanada to hold office until the next annual meeting of shareholders and the directors were authorized to fix their remuneration. Proxies were received on this matter as follows:

Votes For	% Votes For	Votes Withheld	% Votes Withheld
329,250,239	97.21	9,453,136	2.79

3. Acceptance of Company’s Approach to Executive Compensation

By resolution passed via ballot, on an advisory basis, the Company’s approach to Executive Compensation was approved. The results of the ballot were as follows:

Votes For	% Votes For	Votes Against	% Votes Against
296,101,188	90.25	31,992,977	9.75